September 13, 2011

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Western Asset Middle Market & High Yield Fund Inc. (the “Fund”)
Responses to Comments on Registration Statement on Form N-2
File Nos. 333-175535; 811-22582

Dear Ms. Lithotomos:

On behalf of Western Asset Middle Market & High Yield Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

The Fund would like to note to the Staff that the Fund has recently changed its name from “Western Asset Middle Market Income Fund Inc.” to “Western Asset Middle Market & High Yield Fund Inc.” The Fund changed its name in response to the Fund’s revised investment strategy, which currently is to invest at least 80% of the Fund’s Managed Assets in securities, including loans, issued by middle market companies and high-yield fixed income securities.

In addition, we are providing the following responses to comments received by e-mail and by letter from the staff of the Commission (the “Staff”) dated August 30, 2011, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS COVER PAGE

1.    Please define the term “Managed Assets” when it is first used. Please clarify the meaning of the term “high income” in contrast to “income.” Also, given the recent financial news concerning the inability of middle market companies to obtain financing, and the downgrading of securities issued by them, please revise the cover page to highlight these developments and the risks of investing in the Fund.

In response to the Staff’s comment, the Registration Statement has been revised to define the term “Managed Assets” when it is first used. In addition, in response to the Staff’s comment, page ii of the Registration Statement has been revised to state the following, “High-yield fixed income securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. In addition, middle market issuers have recently experienced difficulty in obtaining financing and various rating agencies have downgraded certain securities issued by middle market issuers.”

In addition, in response to the Staff’s comment, the Fund advises the staff that it considers “high income” to be income received from high yield fixed-income securities.

2.    Please inform the staff of the basis for the statement that “middle market” refers to companies with annual revenues of between $100 million to $1 billion. Specifically, disclose how this range was chosen. Also, briefly describe the nature of middle market companies and compare them with non-middle market companies.

In response to the Staff’s comment, the Fund respectfully submits that the basis for the statement that “middle market” refers to companies with annual revenues of between $100 million to $1 billion is Western Asset Management Company’s (“Western Asset”) extensive research and experience regarding the characteristics of middle market companies. Western Asset believes that middle market companies are companies that have developed a significant revenue stream and assets, but have not yet grown to the point where they can readily access public markets for financing. Furthermore, such companies have developed beyond the start-up phase in terms of organization, personnel and line of business. In addition, Western Asset believes that the revenue range for “middle market companies” is comparable to those ranges used by other closed-end funds and business development companies.

3.    Please advise the staff whether the FINRA has reviewed and approved the terms of the underwriting agreement. Also, on the cover page, please add risk disclosure attendant to investing in junk bonds and state that an unlimited amount of the Fund’s assets may be invested in derivatives.

In response to the Staff’s comment, the Fund confirms the Registration Statement has been filed with FINRA and all amendments to the Registration Statement will be filed with FINRA. The marketing and structuring fee agreements are currently being negotiated and have not yet been filed with FINRA, although the underwriters have confirmed that they intend to file such agreements with FINRA prior to seeking a no-objections letter.

In addition, in response to the Staff’s comment, the Fund respectfully submits that it may not invest an unlimited amount in derivatives. Pages 3 and 26 of the Registration Statement have been revised to state, “No more than 33 1/3% of the Fund’s Managed Assets may be sold short on securities, credit default swaps or options, excluding U.S. Treasury derivatives.” In addition, the Fund respectfully refers the Staff to page 5 of the Registration Statement that states, “The Fund may use derivative instruments to gain exposure to or hedge its exposure to middle market and high-yield securities primarily through the use of credit default swaps but may also use other derivative instruments, provided that the Fund’s exposure to credit derivative instruments, as measured by the total notional amount of all such instruments, will not exceed 20% of its Managed Assets.”

In addition, in response to the Staff’s comment, the Fund respectfully notes that the cover of the Registration Statement already contains risk disclosure attendant to investing in junk bonds. The Registration Statement states, ““High-yield” refers to below investment grade quality (also commonly referred to as “junk bonds”). High-yield fixed income securities of below investment grade quality are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.”

4.    On the front cover page of the prospectus, please put in bold-faced type a legend that investing in junk bonds is speculative and presents a high degree of risk.

In response to the Staff’s comment, the Registration Statement has been revised to include a legend that investing in junk bonds is speculative and presents a high degree of risk.

5.    Please disclose the percentage limitation on borrowing using reverse repurchase agreements. If there is no percentage limit, disclose this and the attendant risks.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the following disclosure, “The Fund may use leverage through borrowings, including loans from certain financial institutions, the use of reverse repurchase agreements and/or the issuance of debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33  1/3% of the Fund’s Managed Assets immediately after such Borrowings…. Under current market conditions, the Fund intends to utilize leverage principally through borrowing from certain financial institutions in an amount between 0-20% of its Managed Assets.”

In addition, in response to the Staff’s comment, pages 19 and 47 of the Registration Statement have been revised to include a “Reverse Repurchase Agreements Risk.”

6.    Please disclose whether the Fund may borrow for purposes other than leverage.

In response to the Staff’s comment, the Fund confirms that it does not currently intend to borrow for purposes other than leverage.

7.    Please disclose why the Fund will sell securities short. Also, confirm that the costs of selling short for the upcoming year are reflected in “Other” expenses in the fee table. Also, please disclose the limit on the amount of accounts the Fund may sell short.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the following disclosure on pages 3 and 26 of the Registration Statement, “The Fund may sell certain fixed income and equity securities short including, but not limited to, U.S. Treasuries, for hedging purposes.” In addition, under current market conditions the Fund does not intend to sell securities short within the first year of its operations and therefore has not included such costs in “Other” expenses in the fee table. Furthermore, in response to the Staff’s comment, pages 3 and 26 of the Registration Statement have been revised to state, “No more than 33  1/3% of the Fund’s Managed Assets may be sold short on securities, credit default swaps or options, excluding U.S. Treasury derivatives.”

8.    Please disclose the estimated duration of the Fund’s anticipated duration which is omitted. We may have further comments after this information is provided.

In response to the Staff’s comment, pages 3, 26 and 27 of the Registration Statement have been revised to state, “The duration of the Fund’s portfolio in its first year of operations is anticipated to be 3 to 4.5 years. This anticipated duration may change significantly and is dependent on market conditions and investment opportunities available to the Fund.”

9.    Please disclose the total amount of borrowing the Fund may have outstanding.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the following disclosure on pages ii and 4 of the Registration Statement:

“The Fund may seek to enhance the level of its current distributions to holders of Common Stock through the use of leverage. The Fund may use leverage through borrowings, including loans from certain financial institutions, the use of reverse repurchase agreements and/or the issuance of debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33  1/3% of the Fund’s Managed Assets immediately after such Borrowings. Furthermore, the Fund may use leverage through the issuance of Preferred Stock in an aggregate amount of up to 50% of the Fund’s Managed Assets immediately after such issuance. In addition, the Fund may enter into additional reverse repurchase agreements and use similar investment management techniques that may provide leverage, but which are not subject to the foregoing 33  1/3% limitation so long as the Fund has covered its commitment with respect to such techniques by segregating liquid assets, entering into offsetting transactions or owning positions covering its obligations. Under current market conditions, the Fund intends to utilize leverage principally through borrowing from certain financial institutions in an amount between 0-20% of its Managed Assets.”

10.    Please disclose whether the Fund expects to obtain a line of credit (borrowing) from a financial institution, and, if so, are there any terms that materially affect the Fund (e.g., any pledge of assets or limits on portfolio instruments).

In response to the Staff’s comment, the Fund respectfully refers the Staff to the disclosure on pages ii, 4, 18, 37 and 47 of the Registration Statement, which states, “Under current market conditions, the Fund intends to utilize leverage principally through borrowing from certain financial institutions in an amount between 0-20% of its Managed Assets.” The Fund respectfully notes that the terms of the anticipated line of credit have not yet been negotiated and will not be finalized until the Fund has completed its initial public offering. However, the Fund respectfully refers the Staff to the disclosure on page 38 of the Registration Statement, which states, “The Fund expects that the Credit Facility ~~would~~ may contain customary covenants that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental investment policies, limit the amount of illiquid securities the Fund may hold and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act.”

11.    The prospectus states that the Fund has no current intention to issue preferred stock. Please disclose that the Fund will not issue preferred shares or debt during its first twelve months of operations. If not, we will have further comments.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the disclosure on pages ii, 4, 18, 37 and 47 of the Registration Statement, which states, “Under current market conditions, the Fund intends to utilize leverage principally through borrowing from certain financial institutions in an amount between 0-20% of its Managed Assets.” In addition, the Fund confirms it has no current intention to issue preferred shares in its first twelve months of operations.

12.    Please clarify what is meant by “managing Asian (excluding Japan), Japanese...fixed income mandates” in the section titled “Manager and Sub-adviser.”

In response to the Staff’s comment, page ii of the Registration Statement has been revised to state:

“In connection with Western Asset’s service to the Fund, Western Asset Management Company Pte. Ltd. in Singapore (“Western Singapore”), Western Asset Management Company Ltd. in Japan (“Western Japan”) and Western Asset Management Company Limited in London (“Western Asset Limited” and, together with Western Singapore and Western Japan, the “Non-U.S. Subadvisers”) will act as subadvisers to the Fund and be responsible, generally, for managing ~~Asian (excluding) Japan), Japanese, global and~~ non-U.S. dollar fixed income investments ~~mandates, respectively~~.”

PROSPECTUS SUMMARY

Investment Objectives/ Investment Strategies

13.    Please clarify the meaning of “non-middle market issuers.”

In response to the Staff’s comment, the Fund considers non-middle market issuers to be entities with annual revenues of less than $100 million or more than $1 billion, including sovereign entities.

14.    Please disclose whether the Fund selling securities prior to their maturity at a loss is part of the Fund’s Temporary Defensive Strategies.

In response to the Staff’s comment, the Fund confirms that selling securities prior to their maturity at a loss is not part of the Fund’s Temporary Defensive Strategies.

Derivatives

15.    The prospectus states that the Fund may invest without limit in derivative instruments related to currencies and interest rates. Please confirm that the Fund has made adequate disclosure in this regard. See Letter to Investment Company Institute, “Derivatives-Related Disclosures by Investment Companies” (July 30, 2010).

In response to the Staff’s comment, the Fund confirms that it has made adequate disclosure in this regard. Furthermore, the Fund respectfully notes that it may not invest without limit in derivative instruments and respectfully refers the Staff to the Fund’s response to Comment 3.

16.    Please reconcile the policy on derivatives regarding the ability to invest without limit in derivatives related to currencies and inherent risks, with the name of the Fund and the Fund’s policy to invest in the securities of middle market companies.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the disclosure on pages 5 and 29 of the Registration Statement, which states, “Investment in derivative instruments is not a principal investment strategy of the Fund.” The Fund confirms it will only rely on derivatives to a limited extent in pursuing its investment strategy of investing at least 80% of the Fund’s Managed Assets in securities, including loans, issued by middle market companies and high-yield fixed income securities.

17.    With regard to all derivatives, disclose specifically if the Fund will sell or write the derivatives. Also, disclose the unlimited risk potential this creates.

In response to the Staff’s comment, pages 5 and 29 of the Registration Statement have been revised to state, “The Fund may ~~invest in~~ buy or sell derivative instruments primarily for hedging and risk management purposes, although the Fund may also use derivative instruments for investment purposes.” Furthermore, in response to the Staff’s comment, pages 5, 18, 30 and 46 of the Registration Statement have been revised to state, “In addition, because losses on certain derivative instruments arise from changes in the value of a reference security, such losses are theoretically unlimited.”

Distributions

18.    Will the quarterly distributions under the managed distribution policy the Fund intends to implement in the future include return of capital distributions? If so, the disclosure needs to be revised to discuss all the ramifications from distributions with returns of capital.

In response to the Staff’s comment, the Fund respectfully notes that it has no current intention to implement a managed distribution policy. However, the Fund confirms that should it begin a managed distribution policy, it will comply with Rule 19b-1 with respect to disclosing the characteristics of the distributions.

Manager

19.    The prospectus states that the Fund will pay all of its offering expenses, however, the fee table states that the Adviser pays them. Please reconcile, otherwise state that the common shareholders of the Fund pays them. Please disclose that the subadviser also has an incentive to leverage the Fund.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the disclosure on page 25 of the Registration Statement which states, “The Fund will pay all of its offering expenses up to $0.04 per share of Common Stock, and LMPFA has agreed to pay (i) all of the Fund’s organizational expenses, which are estimated to be $            , and (ii) the Fund’s offering expenses (other than the sales load), to the extent offering expenses are in excess of $0.04 per share.”

In addition, in response to the Staff’s comment, the Fund respectfully refers the Staff to the disclosure on pages 4, 19, 38 and 47 of the Registration Statement, which states “During periods when the Fund is using leverage through Borrowings or the issuance of Preferred Stock, the fees paid to LMPFA and Western Asset for advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s Managed Assets, which includes the principal amount of the Borrowings and any assets attributable to the issuance of Preferred Stock. This means that LMPFA and Western Asset have a financial incentive to increase the Fund’s use of leverage.”

Sub-adviser

20.    Please explain what is meant by “supervised affiliates.”

In response to the Staff’s comment, the term “supervised affiliates” refers to the Fund’s Non-U.S. Subadvisers, which consist of Western Asset Management Company Pte. Ltd. in Singapore (“Western Singapore”), Western Asset Management Company Ltd. in Japan (“Western Japan”) and Western Asset Management Company Limited in London (“Western Asset Limited”). The Fund respectfully notes that Western Asset and its supervised affiliates operate together.

21.    Please advise the staff why the fees paid by the adviser to Western Singapore, Western Japan and Western Asset Limited is based on net assets, while the Adviser and Subadviser fees are paid based on gross or managed assets.

In response to the Staff’s comment, the Fund confirms that the fees paid to Western Singapore, Western Japan and Western Asset Limited will be based on Managed Assets and the Fund has revised the Registration Statement accordingly.

22.    Please disclose the Fund’s liquidity policy and the percentage of assets the Fund may invest in illiquid assets.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the disclosure on pages 3, 26 and 32 of the Registration Statement, which states, “The Fund may invest all or a portion of its Managed Assets in illiquid securities, which are securities that cannot be sold within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities.” Since the Fund will primarily invest in securities of middle market issuers and high-yield fixed income securities, a significant portion of the Fund’s portfolio may be considered illiquid.

Below Investments (High-Yield or Junk Bond) Securities Risk

23.    Please disclose that not only may the Fund lose its entire investment, the shareholders may also lose their entire investment in the Fund. Please disclose the percentage the Fund intends to invest in foreign securities, emerging markets, and high-yield or junk bonds.

In response to the Staff’s comment, pages 11 and 42 of the Registration Statement have been revised to state, “In addition, not only may the Fund lose its entire investment, holders of Common Stocks may also lose their entire investments in the Fund.”

In addition, in response to the Staff’s comment, pages 16, 28 and 45 of the Registration Statement have been revised to state, “Initially, the Fund intends to invest up to 25% of its Managed Assets in foreign securities and up to 10% of its Managed Assets in emerging market securities.” The Fund respectfully notes that it may invest either more or less in foreign securities and emerging markets securities as circumstances change and progress.

24.    Please disclose what the portfolio of the Fund will be under current market conditions in terms of debt versus equity ratio.

In response to the Staff’s comment, pages 3 and 26 of the Registration Statement have been revised to state, “The Fund currently intends to build a portfolio consisting primarily in fixed-income securities.”

25.    Please disclose whether the Fund’s investing in foreign securities as part of the 80% in middle market companies. If so, please state whether the Fund uses the same market capitalization test in order to determine what is a middle market company.

In response to the Staff’s comment, page 28 of the Registration Statement has been revised to state, “The Fund may invest in foreign (non-U.S.) securities of both middle market and non-middle market issuers.” In addition, the Fund confirms that it will use the same market capitalization test in order to determine whether a foreign issuer is a middle market company.

Summary of Fund Expenses

26.    Please add “(as a percentage of offering price)” to the line item titled “Sales Load.”

In response to the Staff’s comment, the Fund has added “(as a percentage of offering price)” to the line item titled “Sales Load.”

27.    Given there is no line item in the fee table for acquired fund fees and expenses, please confirm that there none exist, or that they are less than one basis point of average net assets of the Fund and are included within “other” expenses.

In response to the Staff’s comment, the Fund confirms that there no acquired fund fees and expenses.

28.    Briefly define “Plan Agent” in footnote 3 to the fee table.

In response to the Staff’s comment, footnote 3 to the fee table has been revised to define Plan Agent as “American Stock Transfer & Trust Company LLC”.

29.    In the paragraph introducing the table, please remove “Total Annual Expenses” from the second sentence. Please state that “Other” is estimated.

In response to the Staff’s comment, the Fund has removed “Total Annual Expenses” from the second sentence. In addition, in response to the Staff’s comment, the Fund respectfully refers the Staff to the fourth sentence introducing the table that states, “The “Other Expenses” shown in the table and related footnotes are based on estimated amounts.”

30.    Please clarify the meaning of Managed Assets in footnote 4, and clarify that the table is based on net assets. The footnote should explain how managed assets are converted to net assets.

In response to the Staff’s comment, the Fund confirms that the term “Managed Assets” in footnote 4 has the same meaning as the term “Managed Assets” throughout the Registration Statement.

In addition, in response to the Staff’s comment, the Fund has revised footnote 4 by adding the following disclosure, “The table above is based on net assets.”

31.    Please disclose the assumption on the amount the Fund expects to borrow (including through preferred securities) in the first year.

In response to the Staff’s comment, the Fund respectfully refers the Staff to the second and third sentence introducing the table that states, “The expenses shown in the table under “Other Expenses” are based on estimated amounts for the Fund’s first full year of operations and assume that the Fund issues approximately              shares of Common Stock. The table also assumes the use of leverage in an amount equal to             % of the Fund’s Managed Assets (after their use), and shows Fund expenses as a percentage of net assets attributable to Common Stock.”

32.    Please delete the entire content in footnote 7 to the fee table, given that the Fund does anticipate leveraging.

In response to the Staff’s comment, the Fund has deleted footnote 7 to the fee table.

Portfolio Contents

33.    Please disclose the type of credit default swaps the Fund will buy and sell, and whether they will be based on the fixed income securities in the portfolio or on some other basis. Also, disclose the percentage limit the Fund may sell and the risks to the Fund of such investments.

In response to the Staff’s comment, page 30 of the Registration Statement has been revised to state, “The Fund may buy or sell credit default swaps (referencing either a single issuer, a basket of issuers, or an index (“CDX”)). The Fund may buy credit default swaps in an amount up to 20% of the Fund’s Managed Assets, and may sell credit default swaps in an amount up to 33  1/3% of the Fund’s Managed Assets.”

34. Please disclose whether structured notes and related instruments will be used to satisfy the 80% test. State who issues the structured notes and what creditworthiness standards the Fund will use to evaluate them.

In response to the Staff’s comment, pages 31 and 52 of the Registration Statement have been revised to state, “The Fund may invest in “structured” notes and other related instruments to fulfill its investment strategy to invest at least 80% of the Fund’s Managed Assets in securities, including loans, issued by middle market companies and high-yield fixed income securities. Structured notes and other related instruments are privately negotiated debt obligations where the principal and/or interest is determined by reference to the performance of a benchmark asset…The Fund’s investments in structured notes will consist primarily of corporate issuers and be subject to Western Asset’s fundamental credit research and risk control process.”

Effects of Leverage

35.    Please briefly disclose in the table reflecting the issuance of leverage the time period involved, the purpose of the total return percentages, and, in plain English, what a common stockholder can deduce from the table.

In response to the Staff’s comment, page 39 of the Registration Statement has been revised to state, “The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on Common Stock total return during the Fund’s first full year of operations, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. Specifically, the table is intended to illustrate the amplified effect leverage may have on Common Stock total returns based on the performance of the Fund’s underlying assets, i.e. gains or losses will be greater than they otherwise would be without the use of leverage.

36.    Please disclose whether the Fund has entered into negotiations for a credit facility. Disclose that the lender under a credit facility may impose certain limitations on the Fund, such as a limitation on the amount of illiquid securities it may hold.

In response to the Staff’s comment, page 37 of the Registration Statement has been revised to state:

“The Fund may is currently negotiat~~e~~ing with several large commercial banks to arrange a floating rate credit facility (the “Credit Facility”) pursuant to which the Fund would be entitled to borrow an amount equal to approximately 33 1/3% of the Fund’s Managed Assets less any amounts of existing leverage, including from the issuance of Preferred Shares… The Fund expects that the Credit Facility ~~would~~ may contain customary covenants that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change its fundamental investment policies, limit the amount of illiquid securities the Fund may hold and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act.”

Risks

37.    Please disclose more fully how the managed distribution policy will be implemented.

In response to the Staff’s comment, the Fund respectfully notes that it has no current intention to implement a managed distribution policy.

38.    Please state that a conflict of interest is created by the advisory fees based on managed assets because the adviser has a financial incentive to utilize leverage.

In response to the Staff’s comment, the Fund has added the following disclosure to Leverage Risk:

“During periods when the Fund is using leverage through Borrowings or the issuance of Preferred Stock, the fees paid to LMPFA and Western Asset for advisory services will be higher than if the Fund did not use leverage because the fees paid will be calculated on the basis of the Fund’s Managed Assets, which includes the principal amount of the Borrowings and any assets attributable to the issuance of Preferred Stock. This means that LMPFA and Western Asset have a financial incentive to increase the Fund’s use of leverage.”

39.    Please disclose the anti-takeover provisions in the risks or cross-reference the discussion that appears later in the prospectus.

In response to the Staff’s comment, the Fund has added a cross reference to the anti-takeover provisions that appear later in the prospectus.

40.    Please disclose that the board will not elect to be subject to the business combination statute without the prior written consent of the staff of the Commission.

In response to the Staff’s comment, page 64 of the Registration Statement has been revised to state, “The Board will not elect to be subject to the business combination statute without the prior written consent of the staff of the Commission.”

41.    Please add the term “to the Underwriters by the Adviser” after the heading titled “Additional Compensation.”

In response to the Staff’s comment, the term “to the Underwriters by the Adviser” has been added after the heading titled “Additional Compensation.”

Advisory Fees

42.    Please confirm that leveraging through derivatives does not constitute a “borrowing” for purposes determining “managed assets” and the fee under the advisory contract.

In response to the Staff’s comment, under applicable SEC guidance the Fund confirms that leveraging through derivatives does not constitute a “borrowing” for purposes determining “managed assets” and the fee under the advisory contract.

STATEMENT OF ADDITIONAL INFORMATION

43.    The statement in the section (1) of Investment Restrictions which states “except as otherwise described in the prospectus” would make the current prospectus a part of the fundamental policies. If this is the intent, any change to the prospectus concerning senior securities may require shareholder vote.

In response to the Staff’s comment, the Fund respectfully submits that it did not intend to make the current prospectus a part of the fundamental policies. The Fund has revised section (1) of Investment Restrictions to state, “(1) issue senior securities, as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)~~, except as otherwise described in the Prospectus~~;”

44. Please add a discussion of the borrowing permitted by a closed-end fund under the 1940 Act in connection with the disclosure of the Fund’s ability to issue senior securities.

In response to the Staff’s comment, page SAI-1 of the Registration Statement have been revised to state:

“Under the 1940 Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (i.e., the aggregate amount of outstanding debt may not exceed 33  1/3% of the Fund’s Managed Assets). In addition, the Fund is not permitted to declare any cash distribution on its Common Stock unless, at the time of such declaration, the net asset value of the Fund’s portfolio (determined deducting the amount of such distribution) is at least 300% of the aggregate amount of such outstanding indebtedness. If the Fund borrows money, the Fund intends, to the extent possible, to retire outstanding debt from time to time to maintain coverage of any outstanding indebtedness of at least 300%. In addition, under the 1940 Act, the Fund is not permitted to issue Preferred Stock unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding Preferred Stock (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than Borrowings and outstanding Preferred Stock).”

45. Please add the phrase “or group of industries” after the phrase “in any one industry.” Please delete the clause regarding municipal securities in paragraph (4) of the section titled “Investment Restrictions.” Also, please delete the sentence on page 28 beginning with “References to the qualifications, attributes and skills of the Directors are pursuant to requirements of the SEC, do not constitute holding out of the Board or any Director as having any special expertise or experience...”.

In response to the Staff’s comment, the Registration Statement has been revised accordingly.

46.    The Fund’s borrowing policy states that it may borrow up to an amount permitted by the 1940 Act. Disclose in narrative text following the enumerated fundamental policies what is currently permitted under the 1940 Act.

In response to the Staff’s comment, page SAI-1 of the Registration Statement has been revised to state:

“Under the 1940 Act, the Fund is not permitted to incur indebtedness, including through the issuance of debt securities, unless immediately thereafter the total asset value of the Fund’s portfolio is at least 300% of the aggregate amount of outstanding indebtedness (i.e., the aggregate amount of outstanding debt may not exceed 33  1/3% of the Fund’s Managed Assets). In addition, the Fund is not permitted to declare any cash distribution on its Common Stock unless, at the time of such declaration, the net asset value of the Fund’s portfolio (determined deducting the amount of such distribution) is at least 300% of the aggregate amount of such outstanding indebtedness. If the Fund borrows money, the Fund intends, to the extent possible, to retire outstanding debt from time to time to maintain coverage of any outstanding indebtedness of at least 300%. In addition, under the 1940 Act, the Fund is not permitted to issue Preferred Stock unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding Preferred Stock (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than Borrowings and outstanding Preferred Stock).”

GENERAL COMMENTS

47.    We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosure made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

The Fund confirms that it will address any additional comments the Staff may have after subsequent reviews of the Registration Statement.

48.    Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

The Fund confirms that it has not submitted nor does it expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Please note that we have included certain changes to Amendment No. 1 other than those in response to the Staff’s comments. In connection with the above-referenced filing, the Fund hereby acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP